Exhibit 99.1

E-POWER INC.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting (the “Meeting”) of the holders (the “shareholders”) of the Class A ordinary shares and Class B ordinary shares (collectively, the “Ordinary Shares”) of E-Power Inc. (the “Company”) will be held at 10:00 a.m. Eastern Time, on September 4, 2026, at Room 703, West Zone, R&D Building, Zibo Science and Technology Industrial Entrepreneurship Park, No. 69 Sanying Road, Zhangdian District, Zibo City, Shandong Province, China, with the ability given to the shareholders to attend virtually via live audio webcast at www.virtualshareholdermeeting.com/EPOW2026SM. Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting.

Capitalized terms not otherwise defined here have the meaning given to them in the Company’s current amended and restated articles of association.

The Meeting and any or all adjournments thereof will be held for the purpose of considering and, if thought fit, passing, with or without amendment, the following resolutions:

1.	“It is resolved, as an ordinary resolution, that with effect on September 18, 2026:

(a)	the authorised, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated and divided by consolidating:

(i)	every 25 Class A ordinary shares with a par value of US$0.0001 each into one Class A ordinary share with a par value of US$0.0025; and

(ii)	every 25 Class B ordinary shares with a par value of US$0.0001 each into one Class B ordinary Share with a par value of US$0.0025,

with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

(b)	as a result of the Share Consolidation, the authorised share capital of the Company be amended from US$500,000 divided into 3,500,000,000 Class A ordinary shares of US$0.0001 each and 1,500,000,000 Class B ordinary shares of US$0.0001 each to US$500,000 divided into 140,000,000 Class A ordinary shares of US$0.0025 each and 60,000,000 Class B ordinary shares of US$0.0025 each; and

(c)	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share.”

2.	“It is resolved, as a special resolution, that subject to and immediately following the Share Consolidation being effected, the Company adopt amended and restated memorandum and articles of association, in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated August 12, 2026, in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Share Consolidation.”

3.	“It is resolved, as an ordinary resolution, to adjourn the general meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.”

The foregoing items of business are further described in the proxy statement accompanying this notice.

The chairman of the Meeting shall have the discretion not to present Proposals No.1 or No.2 to shareholders at the Meeting if the chairman considered it in the best interests of the Company not to do so. If the chairman decides not to present Proposals No.1 and No.2 to shareholders at the Meeting, the chairman will only present Proposal No.3 to shareholders to seek the adjournment of the meeting for such period of time as the chairman determines to be in the best interests of the Company (including indefinitely).

The board of directors of the Company (the “Board”) recommends that the shareholders vote “FOR” each item.

The Board has fixed the close of business on August 3, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only shareholders holding Ordinary Shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Management is soliciting proxies. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this notice and vote it (i) online at www.proxyvote.com, or (ii) by mail to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

For the proxy to be valid, the duly completed and signed form of proxy must be received not less than 48 hours before the scheduled commencement of the Meeting or any adjournment of the Meeting. For the avoidance of doubt, the proxy need not be a shareholder of the Company.

By order of the Board of Directors,

/s/ Haiping Hu
Haiping Hu
Chief Executive Officer and Chairman of the Board of Directors

Shandong Province, China

August 12, 2026

E-POWER INC.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

September 4, 2026

10:00 a.m. Eastern Time

PROXY STATEMENT

The board of directors (the “Board”) of E-Power Inc. (the “Company”) is soliciting proxies for the extraordinary general meeting (the “Meeting”) of holders (the “shareholders”) of the Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”), and the Class B ordinary shares, par value US$0.0001 per share (the Class B Ordinary Shares, and, together with the Class A Ordinary Shares” the “Ordinary Shares”), of the Company to be held at 10:00 a.m. Eastern Time, on September 4, 2026, at Room 703, West Zone, R&D Building, Zibo Science and Technology Industrial Entrepreneurship Park, No. 69 Sanying Road, Zhangdian District, Zibo City, Shandong Province, China, with the ability given to shareholders to attend virtually via live audio webcast at www.virtualshareholdermeeting.com/EPOW2026SM.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting or any adjournment thereof in real time. If your shares are registered in the name of a broker, bank or other nominee (typically referred to as being held in “street name”), you will receive instructions from your broker, bank or other nominee that must be followed in order for your broker, bank or other nominee to vote your shares per your instructions.

Only shareholders holding Ordinary Shares at the close of business on August 3, 2026 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. Shareholders holding shares that represent not less than one-third (1/3) in nominal value of the issued Ordinary Shares carrying the right to vote at the Meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. All matters at the Meeting will be decided by way of poll, in accordance with the Company’s articles of association, and holders of the Class A Ordinary Shares and Class B Ordinary Shares shall vote together as one class on the resolutions submitted to a vote. Each Class B Ordinary Share shall entitle the holder thereof to twenty (20) votes on all matters subject to vote at the Meeting, and each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at the Meeting.

After carefully reading and considering the information contained in this proxy statement, please vote your shares as soon as possible so that your shares will be represented at the Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker, bank or other nominee.

PROPOSALS TO BE VOTED ON

1. Approval of the consolidation of the Company’s authorised and issued share capital

2. Adoption of an Amended and Restated Memorandum and Articles of Association

3. Approval of any adjournment of the Meeting, if necessary

The Board recommends a vote “FOR” Proposals No. 1-3.

The chairman of the Meeting shall have the discretion not to present Proposals No.1 or No.2 to shareholders at the Meeting if the chairman considered it in the best interests of the Company not to do so. If the chairman decides not to present Proposals No.1 and No.2 to shareholders at the Meeting, the chairman will only present Proposal No.3 to shareholders to seek the adjournment of the meeting for such period of time as the chairman determines to be in the best interests of the Company (including indefinitely).

VOTING PROCEDURE FOR SHAREHOLDERS

Shareholders entitled to vote at the Meeting may do so at the Meeting. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Class A Ordinary Shares and Class B Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in this proxy statement and vote it (i) online at www.proxyvote.com, or (ii) by mail to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

PROPOSAL NO. 1

APPROVAL OF THE CONSOLIDATION OF THE COMPANY’S ORDINARY SHARES

General

The Board believes that it is in the best interest of the Company and is hereby soliciting shareholder approval for a share consolidation of the Company’s Ordinary Shares effective on September 18, 2026, at a ratio of 25-for-1 (the “Share Consolidation”). The consolidated shares will have the same rights and being subject to the same restrictions (save as to par value) as the existing Class A Ordinary Shares and Class B Ordinary Shares in the capital of the Company as set out in the Company’s articles of association.

This proposal must be approved by an ordinary resolution which requires the affirmative vote of a simple majority of more than half of the total votes duly cast at the Meeting by the shareholders present in person or represented by proxy and entitled to vote at the Meeting.

In exercising its discretion to effect Share Consolidation, the Board expects to consider, among other things, whether the Share Consolidation will assist the Company in complying with Nasdaq Listing Rule 5550(a)(2) related to the minimum bid price per share of the Company’s Class A Ordinary Shares.

When implemented, each Share Consolidation will affect all shareholders uniformly and have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below).

Purpose of the Share Consolidation

The Company’s Class A Ordinary Shares are currently listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “EPOW.” Among other requirements, the listing maintenance standards established by Nasdaq require the Class A Ordinary Shares to have a minimum closing bid price of at least $1.00 per share. Pursuant to the Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”), if the closing bid price of the Class A Ordinary Shares is not equal to or greater than $1.00 for 30 consecutive business days, Nasdaq will send a deficiency notice to the Company. Thereafter, if the Class A Ordinary Shares do not close at a minimum bid price of $1.00 or more for 10 consecutive business days within 180 calendar days of the deficiency notice, Nasdaq may determine to delist the Ordinary Shares.

On May 20, 2026, the Company received a written notification from the Nasdaq Stock Market LLC notifying the Company that it was not in compliance with the Minimum Bid Price Rule, and the Company was provided 180 calendar days, or until November 16, 2026, to regain compliance.

To regain compliance with the Minimum Bid Price Rule, the Board determined that it was in the best interest of the Company to solicit the approval of the shareholders for the Share Consolidation.

In the event the Class A Ordinary Shares were to become no longer eligible for continued listing on Nasdaq, the Company could be forced to seek to trade its Class A Ordinary Shares on the OTCQB Venture Market or OTC Pink Open Market. These alternative markets are generally considered to be less efficient than, and not as broad as, Nasdaq, and therefore less desirable. Accordingly, the Board believes that the delisting of the Class A Ordinary Shares would likely have a negative impact on the liquidity and market price of the Class A Ordinary Shares and may increase the spread between the “bid” and “ask” prices quoted by market makers.

The Board has considered the potential harm to the Company of a delisting from Nasdaq and believes that delisting could, among other things, adversely affect (i) the trading price of the Class A Ordinary Shares; and (ii) the liquidity and marketability of the Class A Ordinary Shares. This could reduce the ability of holders of the Class A Ordinary Shares to purchase or sell Class A Ordinary Shares as quickly and as inexpensively as they have done historically. Delisting could also adversely affect the Company’s relationships with customers and suppliers who may perceive the Company’s business less favorably, which would have a detrimental effect on the Company’s relationships with these entities.

Furthermore, if the Class A Ordinary Shares were to no longer be listed on Nasdaq, it may reduce the Company’s access to capital and cause the Company to have less flexibility in responding to its capital requirements. Certain institutional investors may also be less interested or prohibited from investing in the Class A Ordinary Shares, which may cause the market price of the Class A Ordinary Shares to decline.

The chairman of the Meeting shall have the discretion not to present Proposals No.1 or No.2 to shareholders at the Meeting if the chairman considered it in the best interests of the Company not to do so. If the chairman decides not to present Proposals No.1 and No.2 to shareholders at the Meeting, the chairman will only present Proposal No.3 to shareholders to seek the adjournment of the meeting for such period of time as the chairman determines to be in the best interests of the Company (including indefinitely).

Registration and Trading of our Class A Ordinary Shares

The Share Consolidation will not affect the registration of the Class A Ordinary Shares or the Company’s obligation to publicly file financial statements and other information with the U.S. Securities and Exchange Commission. When a Share Consolidation is implemented upon the approval of the Board, the Class A Ordinary Shares will begin trading on a post-split basis on the effective date. In connection with the Share Consolidation, the CUSIP number of the Class A Ordinary Shares (which is an identifier used by participants in the securities industry to identify our Ordinary Shares) will change.

Fractional Shares

No fractional shares will be issued in connection with a Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon a Share Consolidation, the total number of Ordinary Shares (after aggregating all fractional shares that would otherwise be received by a shareholder) will instead be rounded up to the next whole number of shares.

Street Name Holders of Class A Ordinary Shares

The Company intends for the Share Consolidation to treat shareholders holding Class A Ordinary Shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Nominees will be instructed to effect any Share Consolidation for their beneficial holders. However, nominees may have different procedures. Accordingly, shareholders holding Class A Ordinary Shares in street name should contact their nominees.

Share Certificates

Mandatory surrender of certificates is not required by our shareholders. The Company’s transfer agent will adjust the record books of the Company to reflect a Share Consolidation as of the effective date. New certificates will not be mailed to shareholders.

Resolution

The Board proposes to solicit shareholder approval to approve the consolidation of the Company’s authorised and issued share capital in the Share Consolidations in the form of an ordinary resolution. The Board recommends that our shareholders approve the following resolution:

It is resolved, as an ordinary resolution, that with effect on September 18, 2026:

(a) the authorised, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated and divided by consolidating:

(i) every 25 Class A ordinary shares with a par value of US$0.0001 each into one Class A Ordinary Share with a par value of US$0.0025; and

(ii) every 25 Class B ordinary shares with a par value of US$0.0001 each into one Class B ordinary Share with a par value of US$0.0025,

with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

(b) as a result of the Share Consolidation, the authorised share capital of the Company be amended from US$500,000 divided into 3,500,000,000 Class A ordinary shares of US$0.0001 each and 1,500,000,000 Class B ordinary shares of US$0.0001 each to US$500,000 divided into 140,000,000 Class A ordinary shares of US$0.0025 each and 60,000,000 Class B ordinary shares of US$0.0025 each; and

(c) no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share.

Proposal No. 1 will be approved if a simple majority of more than half of the total votes duly cast in person or by proxy at the Meeting are voted “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE APPROVAL OF THE CONSOLIDATION OF THE COMPANY’S ORDINARY SHARES.

PROPOSAL NO. 2

ADOPTION OF AN AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

The Board recommends that our Shareholders approve and adopt an amended and restated memorandum and articles of association to reflect the changes to our authorized share capital as a consequence of the Share Consolidation being effected (as contemplated in Proposal No. 1).

The proposed special resolution is as follows:

It is resolved, as a special resolution, that subject to and immediately following the Share Consolidation being effected, the Company adopt amended and restated memorandum and articles of association, in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated August 12, 2026, in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Share Consolidation.

Subject to the approval of Proposal No. 1, Proposal No. 2 will be approved if an affirmative vote of not less than two-thirds of the total votes duly cast in person or by proxy at the Meeting are voted “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

The chairman of the Meeting shall have the discretion not to present Proposals No.1 or No.2 to shareholders at the Meeting if the chairman considered it in the best interests of the Company not to do so. If the chairman decides not to present Proposals No.1 and No.2 to shareholders at the Meeting, the chairman will only present Proposal No.3 to shareholders to seek the adjournment of the meeting for such period of time as the chairman determines to be in the best interests of the Company (including indefinitely).

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

ADOPTION OF THE AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION.

PROPOSAL NO. 3

APPROVAL OF ANY ADJOURNMENT OF THE MEETING

Our shareholders may be asked to consider and act upon one or more adjournments of the Meeting, if necessary or appropriate, to solicit additional proxies in favor of any of the proposals set forth in this Proxy Statement.

If a quorum is present at the Meeting, but there are not sufficient votes at the time of the Meeting to approve any of the foregoing proposals, our shareholders may be asked to vote on the proposal to approve the adjournment of the Meeting to permit further solicitation of proxies in favor of any of the proposals.

If the adjournment proposal is submitted for a vote at the Meeting, and if our shareholders vote to approve the adjournment proposal, the Meeting may be adjourned to another place, or a later date or dates, to enable us to solicit additional proxies in favor of any of the proposals. If the adjournment proposal is approved, and the Meeting is adjourned, we will use the additional time to solicit additional proxies in favor of the relevant proposals to be presented at the Meeting, including the solicitation of proxies from shareholders that have previously voted against any of the proposals.

If the Meeting is adjourned for fourteen (14) days or more, at least seven (7) clear days’ notice of the adjourned Meeting shall be given to shareholders specifying the time and place of the adjourned Meeting.

The Board recommends that, if necessary and in the event that there are insufficient votes for the approval of the foregoing proposals, our shareholders approve the following resolution:

It is resolved, as an ordinary resolution, to adjourn the general meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

Proposal No. 3 will be approved if a simple majority of more than half of the total votes duly cast in person or by proxy at the Meeting are voted “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

APPROVAL OF ANY ADJOURNMENT OF THE MEETING.

OTHER MATTERS

The Board is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board may recommend.

By order of the Board of Directors

August 12, 2026	/s/ Haiping Hu
Haiping Hu
Chief Executive Officer and Chairman of the Board of Directors